May 30, 2018

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Mail Stop 3561

Re:       Under Armour, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Form 8-K Filed May 1, 2018
File No. 001-33202

Dear Mr. Parker:

On behalf of Under Armour, Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated May 23, 2018, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017, filed on February 28, 2018, and the Company’s Current Report on Form 8-K, filed on May 1, 2018.

The comment letter requires that the Company respond within ten business days or inform the Staff when the Company will respond. As discussed with Ms. Suying Li, we hereby request an extension to respond by no later than June 15, 2018. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (667) 400-2758.

Sincerely,

/s/ Andrew Page
Andrew Page
Vice President, Corporate Controller